VIA EDGAR
October 19, 2022

SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Edwin Kim, Esq.

Re:    Global Blue Group Holding AG
Registration Statement on Form F-3
    File No. 333-267850

Ladies and Gentlemen:
    Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Global Blue Group Holding AG (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 p.m., Washington, D.C. time, on October 21, 2022, or as soon as possible thereafter.
The Company requests that it be notified of the effectiveness of the Registration Statement by telephone call to its counsel Hui Lin of Simpson Thacher & Bartlett LLP at (212) 455-7862 or, in her absence, Ken Wallach of the same firm at (212) 455-3352, followed by written confirmation to the addressees listed on the cover page of the Registration Statement. Thank you for your continued assistance.
[Signature Page Follows]

                        Very truly yours,
                        GLOBAL BLUE GROUP HOLDING AG

                        By: /s/ Jeremy Henderson-Ross_________
                         Name: Jeremy Henderson-Ross
                         Title: General Counsel and Company Secretary

cc:    Simpson Thacher & Bartlett LLP
Kenneth B. Wallach, Esq
Xiaohui (Hui) Lin, Esq.